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                             October 18, 2023

       Gerald Bernstein
       Chief Financial Officer
       Siyata Mobile Inc.
       7404 King George Blvd.
       Suite 200, King   s Cross Surrey
       British Columbia V3W 1N6, Canada

                                                        Re: Siyata Mobile Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 10,
2023
                                                            File No. 333-274927

       Dear Gerald Bernstein:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 10, 2023

       Cover Page

   1. Please revise your cover page to disclose the volume of securities you will be offering on a best-efforts basis as
required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no
minimum offering in which your placement agent is not required to arrange for the
purchase and sale of any specific number or dollar amount of shares and that you may not sell
the entire amount of common stock and warrants being offered, please delete
references to the total amount of proceeds you may receive from the offering on the cover page of
the prospectus. Also, please include a statement on the cover page that you may not sell
all of the shares of common stock in this offering. Finally, please ensure the legal
opinion references the total number of shares being offered rather than a dollar amount. For
additional guidance, refer to Securities Act Rules Compliance and
                                                        Disclosure
Interpretations 227.02
 Gerald Bernstein
Siyata Mobile Inc.
October 18, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,
FirstName LastNameGerald Bernstein
                                                           Division of
Corporation Finance
Comapany NameSiyata Mobile Inc.
                                                           Office of Technology
October 18, 2023 Page 2
cc:        Ross Carmel, Esq.
FirstName LastName